AM
5-30-2003

SECURITIES AND EXCHANGE COMMISSION
RECEIVED

MAY 1 3 2003

DIVISION OF MARKET REGULATION



03054378

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

CM

SEC FILE NUMBER
8- 40005

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1,2002 (MM/DD/YY) AND ENDING December 31, 2002 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Falcon Research, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

2700 Middlefield Road
(No. and Street)

Palo Alto, (City) CA (State) 90067 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Kimberly A. Schuster 650-688-6457
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

BDO Seidman, LLP
(Name – *if individual, state last, first, middle name*)

1900 Avenue of the Stars, (Address) Los Angeles, (City) CA (State) 90067 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
JUN 02 2003
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

OATH OR AFFIRMATION

I, Kimberly A. Schuster, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Falcon Research, Inc., as of December 31, 2002, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

NA

Signature

Chief Financial Officer

Title

Notary Public


A. ELIZALDE
Commission # 1276166
Notary Public - California
Santa Clara County
My Comm. Expires Sep 8, 2004

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*



BDO Seidman, LLP
Accountants and Consultants

1900 Avenue of the Stars, 11th Floor
Los Angeles, California 90067
Telephone: (310) 557-0300
Fax: (310) 557-1777

Independent Auditors' Report

Board of Directors
Falcon Research, Inc.

We have audited the accompanying statement of financial condition of Falcon Research, Inc. (formerly known as Feshbach Brothers Investor Services, Inc.) (the "Company") as of December 31, 2002 and the related statement of income, changes in stockholders' equity and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Falcon Research, Inc. at December 31, 2002, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedule I is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

BDO Seidman, LLP

Los Angeles, California
January 31, 2003

Falcon Research, Inc.

Statement of Financial Condition

December 31,	2002
Assets	
Cash	$ 1,009,662
Securities owned, at market value (Note 1)	1,576,181
Deposit with Clearing Broker (Note 2)	201,595
Receivables from Clearing Broker (Note 2)	5,551
Receivables from related parties (Note 3)	183,188
Fixed assets, at cost, net of accumulated depreciation (Note 4)	225,960
Other	28,176
Total assets	$ 3,230,313
Liabilities and Stockholders' Equity	
Liabilities	
Accounts payable and accrued expenses	$ 987,305
Total liabilities	987,305
Commitments and contingencies (Notes 5, 6 and 7)	
Stockholders' equity	
Common stock, no par value; 500,000 shares authorized; 83,113 shares issued and outstanding	261,139
Retained earnings	1,981,869
Total stockholders' equity	2,243,008
Total liabilities and stockholders' equity	$ 3,230,313

See accompanying summary of business and significant accounting policies and notes to financial statements.

Falcon Research, Inc.

Statement of Income

Year ended December 31,	2002
Revenues	
Commissions	$ 5,286,659
Principal transactions	(387,418)
Interest	60,587
Total revenues	4,959,828
Expenses	
Research and promotion	2,957,813
Compensation and benefits	683,313
Clearing fees	578,790
Occupancy	265,024
Depreciation and amortization	74,937
Professional fees	71,305
Office supplies and postage	8,786
Other operating expenses	336,596
Total expenses	4,976,564
Net loss before provision for taxes	(16,736)
Provision for taxes	9,363
Net loss	$ (26,099)

See accompanying summary of business and significant accounting policies and notes to financial statements.

Falcon Research, Inc.

Statement of Changes in Stockholders' Equity
Year Ended December 31, 2002

	Common Stock		Retained	Total Stockholders'
	Shares	Amount	Earnings	Equity
Balance, January 1, 2002	83,113	$ 261,139	$ 2,633,572	$ 2,894,711
Dividends	-	-	(625,604)	(625,604)
Net loss	-	-	(26,099)	(26,099)
Balance, December 31, 2002	83,113	$ 261,139	$ 1,981,869	$ 2,243,008

See accompanying summary of business and significant accounting policies and notes to financial statements.

Falcon Research, Inc.

Statement of Cash Flows

Increase (Decrease) in Cash

Year ended December 31,	2002
Cash flows from operating activities	
Net loss	$ (26,099)
Adjustments to reconcile net income to net cash provided by operating activities:	
Depreciation	74,937
(Increase) decrease in operating assets:	
Deposit with Clearing Broker	8,132
Securities owned, at market value	2,075,127
Receivables from affiliates	(45,146)
Prepaids	(10,052)
Increase (decrease) in operating liabilities:	
Payable to clearing broker	(1,945,616)
Accounts payable and accrued expenses	60,702
Net cash provided by operating activities	191,985
Cash flows used in investing activities	
Capital expenditures	(88,739)
Cash flows used in financing activities	
Dividends	(625,604)
Net decrease in cash	(522,358)
Cash, beginning of year	1,532,020
Cash, end of year	$ 1,009,662

See accompanying summary of business and significant accounting policies and notes to financial statements.

Summary of Business and Significant Accounting Policies

Business

Falcon Research, Inc. (formerly known as Feshbach Brothers Investor Services, Inc.) (the "Company") a California corporation, was organized on November 8, 1983. The Company conducts business as a registered broker and dealer in securities under the provisions of the Securities Exchange Act of 1934 and is a member of the National Association of Securities Dealers, Inc. (the "NASD"). The Company operates as an introducing broker and dealer from its offices located in Palo Alto, California. Effective July 10, 2001, the Company changed its name from Feshbach Brothers Investor Services, Inc. to Falcon Research, Inc.

The Company operates under an agreement ("Agreement") with a clearing broker ("Clearing Broker") to clear securities transactions, carry customers' accounts on a fully disclosed basis and perform certain recordkeeping functions. Accordingly, the Company operates under the exemptive provisions of Securities and Exchange Commission ("SEC") Rule 15c3-3(k)(2)(ii).

Commissions

Commissions and related clearing charges are recorded on a trade date basis as securities transactions occur.

Principal Transactions

Revenue from principal transactions represents net realized and unrealized trading gains and (losses) on equity securities. Proprietary securities transactions in regular-way trades are recorded on the trade date, as if they had settled.

Income Taxes

The Company has elected by unanimous consent of its shareholders to be taxed under the provisions of Subchapter S of the Internal Revenue Code. Under those provisions, the Company incurs nominal California income tax, and no federal income taxes. As a Subchapter S corporation, the Company is a pass through entity in which the shareholders are liable individually for federal and California income taxes on their respective shares of the Company's taxable income.

Fixed Assets

Fixed assets are recorded at cost. Depreciation is provided using the straight-line method over the estimated useful lives of the related assets ranging from 2 to 5 years. Amortization on leasehold improvements is provided based upon their estimated useful lives or the remaining lease term, whichever is shorter.

In the event that facts and circumstances indicate that the cost of an asset may be impaired, an evaluation of recoverability would be performed. If an evaluation is required, the estimated future undiscounted cash flows associated with the asset would be compared to the carrying amount to determine if a write-down to fair value is required.

Comprehensive Income

Comprehensive income is the change in equity of a business enterprise during a period from transactions and all other events and circumstances from non-owner sources. Other comprehensive income includes foreign currency items and minimum pension liability adjustments. The Company did not have components of other comprehensive income during the year ended December 31, 2002. As a result, comprehensive income is the same as the net income for the year ended December 31, 2002.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the year. Actual results could differ from those estimates.

New Accounting Pronouncements

New Accounting Pronouncements

SFAS No. 145, Rescission of FASB Statements No. 4, 44, and 64, Amendment of FASB Statement No. 13, and Technical Corrections, was issued in April 2002. This statement eliminates the current requirement that gains and losses on debt extinguishment must be classified as extraordinary items in the income statement. Instead, such gains and losses will be classified as extraordinary items only if they are deemed to be unusual and infrequent, in accordance with the current GAAP criteria for extraordinary classification. In addition, SFAS 145 eliminates an inconsistency in lease accounting by requiring that modifications of capital leases that result in reclassification as operating leases be accounted for consistent with sale-leaseback accounting rules. The statement also contains other nonsubstantive corrections to authoritative accounting literature. The changes related to debt extinguishment were effective for fiscal years beginning after May 15, 2002, and the changes related to lease accounting were effective for transactions occurring after May 15, 2002. SFAS 145 was adopted on the effective date, and did not have any effect on the Company's financial statements.

In June 2002, the FASB issued SFAS No. 146, Accounting for Costs Associated with Exit or Disposal Activities, which addresses accounting for restructuring and similar costs. SFAS No. 146 supersedes previous accounting guidance, principally Emerging Issues Task Force (EITF) Issue No. 94-3. SFAS No. 146 requires that the liability for costs associated with an exit or disposal activity be recognized when the liability is incurred. Under EITF No. 94-3, a liability for an exit cost was recognized at the date of a companys commitment to an exit plan. SFAS No. 146 also establishes that the liability should initially be measured and recorded at fair value. SFAS 146 was adopted on the effective date, and did not have any effect on the Company's financial statements.

1. Securities Owned

At December 31, 2002, securities balances consist primarily of corporate equity securities.

2. Clearing Agreement

The Agreement provides the Clearing Broker with liens upon all of the Company's property held by it including, but not limited to securities, monies, and receivables. These liens secure the Company's liabilities and obligations to the Clearing Broker.

The Company maintains a cash balance in an account with the Clearing Broker to satisfy its required deposit under its clearing agreement.

3. Related Party Transactions

The Company shares office space, services and common personnel with an affiliate, Feshbach Investments, LLC. There is no allocation of expenses for rent, equipment and certain common personnel services in the Company's main office.

Periodic short-term advances are also made to and from Feshbach Investments, LLC, Feshbach Partners Offshore, Feshbach Partners I and employees. At December 31, 2002, $183,188 was due from the affiliates.

4. Fixed Assets

Fixed assets are composed of the following at December 31, 2002:

December 31,	2002
Leasehold improvements	$ 181,161
Furniture and fixtures	200,462
Vehicle	21,500
Total	403,123
Less accumulated depreciation and amortization	(177,163)
	$ 225,960

5. Commitments

The Company leases its office space and certain equipment under operating leases expiring at various dates through the year 2005. The aggregate future minimum annual lease payments under noncancelable operating leases, net of sublease income, in effect at December 31, 2002 are as follows:

Fiscal year ending	Amount
2003	$ 192,921
2004	201,602
2005	210,674
	$ 605,197

6. Net Capital

The Company is subject to the Securities and Exchange Commission ("SEC") Uniform Net Capital Rule, (SEC rule 15c3-1) which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to regulatory net capital, both as defined, shall not exceed 15 to 1. At December 31, 2002, the Company had net capital of $1,386,794, which was $1,286,794 in excess of its required net capital of $100,000. The Company's ratio of aggregate indebtedness to net capital was .71 to 1 at December 31, 2002.

The Company's agreement with its clearing broker is subject to cancellation if the Company's ratio of aggregate indebtedness to net capital exceeds 10 to 1.

7. Off Balance Sheet Risk

In the normal course of business, the Company executes, as agent, transactions on behalf of customers. If the agency transactions do not settle because of failure to perform by either the customer or the counterparty, the Company may be obligated to discharge the obligation of the nonperforming party and, as a result, may incur a loss if the market value of the security is different from the contract amount of the transactions.

7. Off Balance Sheet Risk (Continued)

The Company does not anticipate nonperformance by customers or counterparties. The Company's policy is to monitor its market exposure and counterparty risk. In addition, the Company has a policy of reviewing, as considered necessary, the credit standing of each counterparty and customer with which it conducts business.

Additionally, the Company is subject to credit risk if the Clearing Broker is unable to repay the balance in the Company's accounts.

The Company enters into transactions involving derivative financial instruments. These financial instruments include primarily options purchased for speculative purposes. Market risk is substantially dependent upon the value of the underlying financial instrument and is affected by market forces such as volatility and changes in interest rates.

Supplemental Material

Schedule I - Computation of Net Capital Under Rule 15c3-1 and Statement Pursuant to Rule 17a-5(d)(4)

December 31,	2002
Net Capital	
Total stockholders' equity from statement of financial condition	$ 2,243,008
Deductions and charges	
Non-allowable assets:	
Petty cash	200
Receivables from affiliates	183,188
Fixed assets, net	225,960
Other	28,176
Total deductions and charges	437,524
Net capital before haircuts on securities positions (tentative net capital)	1,805,484
Haircuts on securities	
Concentration	182,263
All other securities	236,427
Total haircuts on securities	418,690
Net capital	$ 1,386,794
Aggregate Indebtedness	
Accounts payable and accrued expenses	$ 987,305
Total aggregate indebtedness	$ 987,305
Computation of Basic Net Capital Requirement	
Minimum net capital, the greater of $100,000 or 6 2/3% of aggregate indebtedness	$ 100,000
Excess net capital at 1,500 percent	$ 1,286,794
Ratio of aggregate indebtedness to net capital	.71 to 1

Statement Pursuant to Rule 17a-5(d)(4)

A reconciliation of the Company's computation of net capital as reported was not prepared as there are no material differences between the Company's computation of net capital included in its unaudited Form X-17A-5 Part II-A and the computation contained herein.